UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA CORPORATION’S ANNOUNCEMENT OF THE REVISION OF FORECASTS OF CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2017

On November 4, 2016, the registrant filed with the Tokyo Stock Exchange a notice regarding its subsidiary NTT DATA CORPORATION’s announcement of the revision of forecasts of consolidated results for the fiscal year ending March 31, 2017. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name: Takashi Ameshima
Title: Vice President
Investor Relations Office

Date: November 4, 2016

November 4, 2016

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING NTT DATA CORPORATION’S ANNOUNCEMENT OF THE

REVISION OF FORECASTS OF CONSOLIDATED RESULTS FOR THE FISCAL YEAR

ENDING MARCH 31, 2017

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today the revision of forecasts of consolidated results for the fiscal year ending March 31, 2017. For more details, please see the attached press release by NTT DATA.

For further inquiries, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-6838-5481
Fax: +81-3-6838-5499

November 4, 2016

Company name: NTT DATA CORPORATION

Company representative: Toshio Iwamoto,

President and Chief Executive Officer

Contacts Person in charge: Keisuke Kusakabe,

Senior Executive Manager,

Investor Relations and Finance Office

Tel.:+81-3-5546-9962

Notice of Revisions to the Forecasts of Consolidated Financial

Results for Fiscal Year Ending March 31, 2017

Notice is given of a revision to the earnings forecast for the year ending March 31, 2017 (April 1, 2016, to March, 31, 2017), announced on May 10 of this year at the financial results announcement for the year ended March 31, 2016, as resolved by the Board of Directors of the company on November 4, 2016, based on recent trends in earnings, etc.

1.	Revisions to the forecasts of consolidated financial results for fiscal year ending March 31, 2017 (April 1, 2016 to March 31, 2017)

(millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net income attributable to owners of parent	Net Income per Share (yen)
Forecast previously announced (A)	1,650,000	105,000	99,000	58,000	206.77
Revised forecast (B)	1,670,000	105,000	98,000	49,000	174.69
Change (B-A)	20,000	-	-1,000	-9,000
Rate of change (%)	1.2	-	-1.0	-15.5
(Ref.) Results for the year ended March 31, 2016	1,614,897	100,885	98,158	63,373	225.93

2.	Reasons for revision

(Net Sales)

Despite the decline in sales due to the effects of the foreign exchange rate in the wake of yen appreciation, the acquisition of “Dell Services” (Note) means that an increase in revenue is expected.

(Net income attributable to owners of parent)

While there will be gain on sales of investment securities, acquisition expenses and loss on restructuring of subsidiaries and affiliates are expected to result in a decline in income.

Further, as regards operating income and ordinary income, while there will be an increase as a result of the acquisition of “Dell Services”, the increased amortization of goodwill and PPA due to the transfer, and increased advisory costs, will mean that the effects will be very limited.

(Note) “Dell Services”: Dell Systems Corporation subsidiaries and IT services related businesses

*	The results forecasts contained in this document are based on certain premises derived from information available to the NTT DATA Group at this time. As a result of various factors that may arise in the future, actual results may differ from the Group’s forecasts.